SECURITIES AND EXCHANGE
                     COMMISSION
               Washington, D.C.  20549
                          Schedule 13G
               Under the Securities Exchange
                  Act of 1934 (AmendmentNo.__)*

                        KCS Energy, Inc.
                ______________________________
                       (Name of Issuer)

                          Common Stock
                ______________________________
                (Title of Class of Securities)

                            48243420
                        ________________
                         (CUSIP Number)
Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1)has a previous statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information  required in the remainder of  this
cover page shall  not be deemed to be "filed" for the
purpose of Section  18 of  the  Securities  Exchange
Act of 1934  ("Act")    or otherwise subject  to the
liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 03237110       13G       Page 2 of 5
       _____________                   ___  ___
1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

       State Street Research & Management Company
     #13-31424135

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
                                             (a)[
]
                                             (b)[
]
3.   SEC USE ONLY
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Reporting Person is a corporation
organized under Delaware laws.  Principal office
of Reporting Person is in Boston, MA.
                         5.   SOLE VOTING POWER
                                  1,204,500
     NUMBER OF
     SHARES              6.   SHARED VOTING POWER
     BENEFICIALLY                  -0-
     OWNED BY EACH
     REPORTING           7.   SOLE DISPOSITIVE POWER
     PERSON WITH                   1,290,800

                         8.   SHARED DISPOSITIVE POWER
                            -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
                                   1,290,800
10.   CHECK  BOX IF AGGREGATE AMOUNT IN ROW (9)
EXCLUDES
CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          11.2%

12.  TYPE OF REPORTING PERSON

          Investment adviser

             *SEE     INSTRUCTIONS    BEFORE
FILLING OUT SCHEDULE G

     Item 1(a).     Name of Issuer
          KCS Energy, Inc.

     Item 1(b).     Address of Issuer's Principal
Office
          379 Thornall Street.
          Edison, NJ  08837


     Item 2(a).     Name of Person Filing
      State Street Research & Management Company

     Item 2(b).     Address of Principal Business
Office
           One Financial Center, 30th Floor
          Boston, MA  02111-2690

     Item 2(c).     Citizenship
           Reporting  Person  is  a corporation
organized under Delaware laws. Principal office of Reporting Person is Boston, MA

     Item 2(d).     Title of Class of Securities
          Common Stock

     Item 2(e).     CUSIP Number
          48243420

      Item 3.   If this statement is filed pursuant to
Rules 13d1(b), or 13d-2(b), check whether the person filing is a:

           (a)  [ ] Broker or dealer registered under
                    Section 15 of the Act
          (b)  [ ] Bank as defined in Section 3(a)(6)
           of the Act
          (c)   [ ] Insurance Company  registered
under Section3(a)(19) of the Act
           (d)  [ ] Investment company registered
under Section 8 of the Investment Company
Act
           (e)   [x] Investment Adviser registered
under Section 203 of the Investment
Advisers Act of 1940
           (f)  [ ] Employee Benefit Plan, Pension
Fund which is subject  to  the  provisions  of the
Employee Retirement Income Security  Act  of  1974 or
Endowment Fund:          see Section
240.13d1(b)(1)(ii)(F)
         (g)   [  ] Parent Holding Company, in
accordance with Section 240.13d-1(b)(ii)(G) (Note: See
Item 7)
           (h)   [  ]  Group, in accordance with
Section 240.13d1(b)(1)(ii)(H)
SCHEDULE G

     Item 4.   Ownership
If  the percent of the class owned, as of December 31
of the year covered  by  the statement, or as of the
last day of any month described in Rule 13d-1(b)(2),
if applicable, exceeds 5 percent, provide  the
following information as of that date and  identify
those shares which there is a right to acquire.
      (a)  Amount beneficially owned:    1,290,800
     (b)  Percent of Class:   11.2%
  (c)  Number of shares as to which such person has:

          (i)       sole power to vote or to direct
the
                    vote:
                    1,204,500
          (ii)      shared power to vote or to direct
the
                    vote:
                    -0-
           (iii)    sole  power to dispose  or  to
                    direct the disposition of:
1,290,800
           (iv)     shared  power  to  dispose  or
                    direct the disposition of:
-0-

         State Street Research & Management Company disclaims any beneficial interest in any of the foregoing securities

   Item 5.   Ownership of Five Percent or Less of a
Class
If  this statement is being filed to report the fact
that as of the           date  hereof  the  reporting
person has
ceased to be the beneficial  owner  of  more than five
percent  of the class    of securities, check the
following [ ].
   Item 6.   Ownership of More than Five Percent on
Behalf of Another Person.
If  any other person is known to have the right to
receive or the power to  direct the receipt of
dividends from, or the proceeds from the sale of, such
securities, a statement to  that effect should be
included in response to this item and, if such
interest relates  to  more  than five percent of the
class, such person should  be  identified.   A listing
of the
shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.
All foregoing shares are in fact owned by clients of State Street Research & Management Company
SCHEDULE G

       Item   7.    Identification  and
Classification
of
the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.
  If  a parent holding company has filed this schedule,
pursuant to Rule  13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach          an exhibit stating the
identity and the
Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.
               Inapplicable
     Item  8.   Identification and Classification of
Members of the Group.
If a group has filed this schedule pursuant to Rule
13d1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.
               Inapplicable
     Item 9.   Notice of Dissolution of Group
               Inapplicable

     Item 10.  Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature.




After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                Date:     November 8, 1996
               Signature: /s/ Mark
                 Passacantando Mark
                 Passacantando
               Director of Compliance
                Assistant Vice President